SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MFC Industrial Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55278T105
(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Peter R. Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,662,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,662,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,662,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS IAT Reinsurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,405,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,405,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,405,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS William C. Horn III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 618
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 618
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 618
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 5 of 10 Pages

Introduction

This Amendment No. 5 ("AMENDMENT NO. 5") to Schedule 13D is being filed pursuant to Rule 13d-1(f) regarding shares of the common stock, no par value per share (the "SHARES"), of MFC Industrial Ltd., a British Columbia corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg ("MR. KELLOGG"), IAT Reinsurance Company Ltd., a Bermuda limited liability company ("IAT" and together with Mr. Kellogg, the "IAT GROUP") and William C. Horn III ("MR. HORN"). IAT, Mr. Kellogg and Mr. Horn are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 5 amends and supplements the statement on Schedule 13D dated February 9, 2001, as amended from time to time, relating to the Shares. This Amendment No. 5 reflects transactions and developments through November 25, 2013, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 5 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in Schedule 13D, as amended.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety:

(a) This Schedule 13D is filed on behalf of Mr. Kellogg, IAT and Mr. Horn. Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT.

(b) The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor, New York, NY 10005. The business address of Mr. Horn is 31 Southgate Road, Wellesley, MA 02482.

(c), (f) Mr. Kellogg is a United States citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda. Mr. Horn is a United States citizen and the President and Chief Operating Officer of First Angel Capital, LLC.

(d)-(e) During the last five years, no Reporting Person, and, to their knowledge, none of the directors or executive officers of any Reporting Person, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 6 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
An aggregate of approximately $89,153,730.00 was used by the Reporting Persons to acquire the Shares.

The source of funds for the Shares beneficially held by the IAT Group was derived from the working capital of IAT and its wholly-owned subsidiaries, funds of the foundation administered by Mr. Kellogg and the funds of the companies controlled by Mr. Kellogg. Funds for the purchase of the Shares beneficially held by the IAT Group were also derived from margin borrowings described in the following sentence. Such Shares are held by the IAT Group in commingled margin accounts, which may extend margin credit to the IAT Group from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The source of funds for the Shares beneficially held by Mr. Horn was his personal funds.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 25, 2013, the IAT Group provided the Company with written notice of their intention to put forward an ordinary resolution to fix the number of directors of the Company at eleven at the next meeting of shareholders of the Company scheduled for December 27, 2013, including any and all adjournments or postponements of such meeting (collectively, the "MEETING") and to nominate the following individuals for election to the board of directors of the Company (each, a "PROPOSED NOMINEE" and collectively, the " PROPOSED NOMINEES"):

• Peter R. Kellogg; • J. Andrew Betts; • David L. Grange; • Jeffrey A. Harris;	• William C. Horn III; • Logan W. Kruger; • Patrice E. Merrin; and • Trevor S. Schultz.

The above-mentioned notice was provided to the Company in accordance with its Advance Notice Policy, dated November 18, 2013.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 7 of 10 Pages

In connection with the foregoing, on November 25, 2013, the IAT Group also issued and filed a press release and prepared and filed a document containing certain of the information required by Form 51-102F5 – Information Circular in respect of, among other things, the Proposed Nominees (the "PUBLIC BROADCAST FILING") on the System for Electronic Document Analysis and Retrieval at www.sedar.com. The full text of the press release and Public Broadcast Filing are attached hereto as Exhibits 1 and 2, respectively, and incorporated by reference herein. In connection with the foregoing, the IAT Group intends to issue and file a proxy circular in Canada in due course for the purpose of soliciting proxies to effect the foregoing and other matters to be considered at the Meeting. The solicitation is not subject to Section 14 of the Act.

On November 25, 2013, the Company filed a complaint (the "COMPLAINT") in federal court in New York (the "COURT") against the IAT Group and certain of their affiliates (the "DEFENDANTS"). The Reporting Persons believe that the allegations contained in the Complaint are without merit and intend to defend themselves vigorously. The Complaint and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint, a copy of which is filed hereto as Exhibit 3 and incorporated by reference herein.

The IAT Group may also take such further actions with respect to their investment in the Company as they deem appropriate, including to continue evaluating the performance of the Company and the value of the Shares, and to continue to analyze and assess the Company's business, assets, operations, financial condition, capital structure, management and prospects, as well as the Company's corporate governance practices.

Depending upon such factors that the Reporting Persons may from time to time deem relevant, the Reporting Persons may, among other things: (i) engage in ongoing discussions with representatives of the Company concerning, among other things, executive management and its board composition; (ii) acquire additional Shares; (iii) dispose of some or all of their Shares; and/or (iv) take such other actions with respect to the Company as the Reporting Persons may from time to time determine appropriate. The Reporting Persons reserves the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on November 26, 2013, the Reporting Persons may be deemed to beneficially own an aggregate of 20,663,018 Shares, constituting approximately 33.0% of the Shares outstanding. The aggregate number and percentage of Shares reported herein are based upon the 62,552,126 Shares outstanding as of November 14, 2013, as reported in the Company's Quarterly Report filed on Form 6-K with the Securities and Exchange Commission on November 14, 2013.

(b) Mr. Kellogg may be deemed to beneficially own an aggregate of 20,662,400 Shares, constituting approximately 33.0% of the Shares outstanding. IAT may be deemed to beneficially own 13,405,000 Shares, constituting approximately 21.4% of the Shares outstanding. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 1,200,000 Shares owned by his wife, Cynthia Kellogg. Mr. Horn may be deemed to beneficially own an aggregate of 618 Shares, constituting approximately 0.0% of the Shares outstanding. As a result of the Horn NDA (as defined in Item 6 below), the IAT Group and Mr. Horn may be deemed to be a "group" pursuant to rule 13d-5(b)(1) promulgated under the Act. Collectively, the Reporting Persons may be deemed to collectively beneficially own 20,663,018 Shares, representing approximately 33.0% of the Shares outstanding. Each of the IAT Group and Mr. Horn disclaim beneficial ownership of any Shares beneficially owned by Mr. Horn and the IAT Group, respectively.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Proposed Nominees has entered into a non-disclosure agreement with IAT (each, a "NON-DISCLOSURE AGREEMENT" and collectively, the "NON-DISCLOSURE AGREEMENTS"), pursuant to which each Proposed Nominee agreed, among other things, that he or she would not, until the earlier of the end of the next meeting of shareholders of the Company and the date that either the Proposed Nominee or IAT confirms to the other in writing that it does not wish to proceed with any further discussions regarding the Proposed Nominee's nomination to serve on the board of directors of the Company, in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, by means of purchase, merger, business combination or in any other manner, beneficial ownership, control or direction (including, without limitation, economic interests by way of derivatives) of any voting securities of the Company or any of its subsidiaries, or of all or any material assets of the Company or any of its subsidiaries. This summary of the Non-Disclosure Agreements is qualified in its entirety by reference to the full text of the Form of Non-Disclosure Agreement, a copy of which is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 9 of 10 Pages

The Non-Disclosure Agreement between IAT and Mr. Horn (the "HORN NDA") was entered into on October 29, 2013 and, as of that date, the Reporting Persons may have been deemed to have formed a "group", as defined under Rule 13d-5(b)(1) promulgated under the Act.

On November 25, 2013, the Company filed the Complaint with the Court, which alleges, among other things, violations of the reporting requirements of Section 13(d) of the Act.

The Complaint seeks, among other things, (i) an injunction temporarily, preliminary and permanently enjoining the Defendants from further violations of the Act, (ii) an order requiring the Defendants to disclose the fact of their alleged violations and to issue corrective disclosures rectifying their alleged material violations of the Act, (iii) to hold the Defendants liable for all damages allegedly suffered by the Company and its shareholders in connection with the allegations therein, (iv) an award of damages in an amount to be determined at trial, (v) attorney's fees and costs, and (vi) such further relief as the Court deems just.

The Reporting Persons believe that the allegations contained in the Complaint are without merit and intend to defend themselves vigorously.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "JOINT FILING AGREEMENT"). A copy of the Joint Filing Agreement is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Other than the Non-Disclosure Agreements and the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Company.

Item 7.	EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description
1 2 3 4 5

Press Release, issued November 25, 2013.

Public Broadcast Filing, dated November 25, 2013.

Complaint, filed November 25, 2013.

Form of Non-Disclosure Agreement.

Joint Filing Agreement, dated November 27, 2013.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2013

IAT REINSURANCE COMPANY LTD.

By:	/s/ Marguerite R. Gorman, attorney in fact
Name:	Peter R. Kellogg
Title:	President and Chief Executive Officer

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

/s/ William C. Horn III
William C. Horn III